

Mail Stop 3720

December 15, 2016

Shmuel Jonas
Chief Executive Officer
IDT Corporation
520 Broad Street
Newark, New Jersey 07102

      Re: IDT Corporation
             Form 10-K for Fiscal Year Ended July 31, 2016
             Filed October 14, 2016
             File No. 001-16371

Dear Mr. Jonas:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Carlos Pacho for

        Larry Spirgel
        Assistant Director
        AD Office 11 – Telecommunications